Exhibit 99.2

NuCana Reports Fourth Quarter and Year-End 2019 Financial Results

and Provides Business Update

First Patients Dosed in Global Phase III Biliary Tract Cancer Study (NuTide:121)

with Potential for Accelerated Approval Filing

Numerous Clinical Data Announcements Expected in 2020

Cash and Cash Equivalents to Fund Operations into the Second Half of 2021

Edinburgh, United Kingdom, March 10, 2020 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2019 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of December 31, 2019, NuCana had cash and cash equivalents of £52.0 million compared to £58.1 million as of September 30, 2019 and £77.0 million as of December 31, 2018. NuCana continues to advance its various clinical programs and reported a net loss of £7.7 million for the quarter ended December 31, 2019, as compared to £3.6 million for the quarter ended December 31, 2018. Net loss for the year ended December 31, 2019 was £21.4 million, compared to a net loss of £13.8 million for the year ended December 31, 2018. Basic and diluted loss per share was £0.24 for the quarter and £0.66 for the year ended December 31, 2019, as compared to £0.11 per share for the comparable quarter and £0.43 for the year ended December 31, 2018.

“It has been a productive year for NuCana in 2019 and we are making excellent progress advancing our pipeline of novel ProTides,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “The year was highlighted by the initiation of our global Phase III NuTide:121 study comparing Acelarin plus cisplatin to gemcitabine plus cisplatin as a first-line treatment for patients with advanced biliary tract cancer. NuTide:121 will enroll up to 828 patients and we have designed the study to potentially support both accelerated as well as full approval filings. We look forward to expediting the recruitment of patients to this study.”

Mr. Griffith added: “We also continue to advance rapidly our other two ProTides in the clinic. For NUC-3373, our ProTide transformation of 5-FU, we recently presented clinical data from part one of NuTide:302, the Phase Ib study of NUC-3373 in combination with other agents typically combined with 5-FU in patients with advanced colorectal cancer. We look forward to presenting additional data in 2020 from this study, as well as from the monotherapy Phase I dose-escalation study of NUC-3373 in patients with advanced solid tumors (NuTide:301). Once we have established a dose and schedule for NUC-3373 in combination with other agents, we expect to initiate a registrational program of NUC-3373 in patients with colorectal cancer in 2020. We believe NUC-3373 has significant commercial potential as approximately 500,000 patients in North America alone are estimated to receive 5-FU each year.”

“For our third ProTide in the clinic, NUC-7738, a transformation of a novel nucleoside analog, 3’-deoxyadenosine, we announced in October non-clinical data detailing multiple potential anti-cancer modes of action resulting in cancer cell death. We look forward to announcing clinical data from the ongoing Phase I study of NUC-7738 in patients with advanced solid tumors (NuTide:701) in 2020.”

NuCana believes its current cash and cash equivalents will be sufficient to fund its planned operations into the second half of 2021. In addition to continuing or completing the ongoing clinical studies, NuCana expects its current cash and cash equivalents will enable the following:

•	Continuing to run the Phase III study of Acelarin in combination with cisplatin in patients with biliary tract cancer;

•	Initiating a Phase II/III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

Mr. Griffith concluded: “Overall we are pleased with our progress these past twelve months and feel we are positioned well as we enter 2020. We have continued to validate our ProTide technology’s ability to transform some of the most widely prescribed chemotherapy agents into what we believe will be more efficacious and safer treatments. With multiple milestones expected across our pipeline, we anticipate a busy and productive 2020 for NuCana.”

Anticipated Milestones

•	Acelarin is NuCana’s ProTide transformation of gemcitabine. In 2020, NuCana expects to:

•	Drive enrollment in the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	Report data from the Phase Ib study (ABC-08) of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of the active anti-cancer metabolite of 5-FU. In 2020, NuCana expects to:

•

Report data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer and establish the recommended Phase II dose of NUC-3373 in combination with other agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Report data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is NuCana’s ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2020, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in four clinical studies, including a Phase III study for patients with biliary tract cancer, a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with previously treated metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the amount and sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into the second half of 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak on our business operations and development timelines and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”) on March 7, 2019, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the three months ended December 31,		For the year ended December 31,
	2019	2018	2019	2018
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(5,177)	(4,650)	(19,728)	(16,846)
Administrative expenses	(1,722)	(1,585)	(5,953)	(5,184)
Net foreign exchange (losses) gains	(2,210)	1,137	(1,019)	2,902

Operating loss	(9,109)	(5,098)	(26,700)	(19,128)
Finance income	182	326	1,049	1,065

Loss before tax	(8,927)	(4,772)	(25,651)	(18,063)
Income tax credit	1,219	1,160	4,239	4,223

Loss for the period	(7,708)	(3,612)	(21,412)	(13,840)

Basic and diluted loss per share	(0.24)	(0.11)	(0.66)	(0.43)

Condensed Consolidated Statements of Financial Position

at December 31,

	2019	2018
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	3,960	3,122
Property, plant and equipment	1,109	427
Deferred tax asset	46	47

	5,115	3,596

Current assets
Prepayments, accrued income and other receivables	4,710	2,354
Current income tax receivable	8,481	4,263
Cash and cash equivalents	51,962	76,972

	65,153	83,589

Total assets	70,268	87,185

Equity and liabilities
Capital and reserves
Share capital and share premium	80,840	80,715
Other reserves	62,737	59,692
Accumulated deficit	(80,055)	(58,813)

Total equity attributable to equity holders of the Company	63,522	81,594

Non-current liabilities
Provisions	26	26
Lease liabilities	538	—

	564	26

Current liabilities
Trade payables	2,412	2,455
Payroll taxes and social security	160	127
Accrued expenditure	3,342	2,983
Lease liabilities	268	—

	6,182	5,565

Total liabilities	6,746	5,591

Total equity and liabilities	70,268	87,185

Condensed Consolidated Statements of Cash Flows

for the year ended December 31,

	2019	2018
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the year	(21,412)	(13,840)
Adjustments for:
Income tax credit	(4,239)	(4,223)
Amortization and depreciation	718	371
Finance income	(1,049)	(1,065)
Share-based payments	3,226	1,795
Net foreign exchange losses (gains)	1,006	(2,959)

	(21,750)	(19,921)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(2,452)	817
(Decrease) increase in trade payables	(43)	1,335
Increase in payroll taxes, social security and accrued expenditure	393	1,321

Movements in working capital	(2,102)	3,473

Cash used in operations	(23,852)	(16,448)

Net income tax received	19	4,224

Net cash used in operating activities	(23,833)	(12,224)

Cash flows from investing activities
Interest received	1,116	973
Payments for property, plant and equipment	(46)	(210)
Payments for intangible assets	(1,215)	(1,414)

Net cash used in investing activities	(145)	(651)

Cash flows from financing activities
Payments of lease liabilities	(197)	—
Proceeds from lease incentives received	25	—
Proceeds from issue of share capital	125	207

Net cash (used in) from financing activities	(47)	207

Net decrease in cash and cash equivalents	(24,025)	(12,668)

Cash and cash equivalents at beginning of year	76,972	86,703

Effect of exchange rate changes on cash and cash equivalents	(985)	2,937

Cash and cash equivalents at end of year	51,962	76,972

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com